SUPPL

PRESS RELEASE

Ref.: File no. 82-4025

GLOBEX

Globex Mining Enterpr

"At Home in North America"

18,978,074 shares issued and outstanding

RECEIVED
2008 JUL 22 A 6:34

[redacted] 13, 2009

09046622

GLOBEX: Shareholders' U

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX).

It has been a while since we did a shareholders' update, mainly because we are inundated by technical work which while important, may not be material from an investor perspective.

In any case, we have been moving forward on many fronts and below I will quickly review some of the efforts and results to date.

Of primary interest to many shareholders is our **Deloro magnesium talc project**. In partnership with Drinkard Metalox, we have made significant advancements in laboratory and bench scale test work and in fact have completed both sets of testing. Results have been favourable with indications that we can produce Magnesium Oxide with a purity exceeding 99%. In addition, we can liberate a high quality talc with characteristics which meet the parameters required by the plastics industry. Furthermore, we have found that a number of other substances can be separated and we are looking at the economic viability of these additional products as well as studying the production of a number of other magnesium speciality products.

We have a team of five engineers/metallurgists working on the project and have spent over $1 million CA advancing our understanding and application of the DMI hydrometallurgical technology to our Deloro township magnesite-talc mineralization,

A drill program has been completed near the center of the mineral body in order to provide material for additional test work and detailed mineralogical and chemical analysis. This work has been completed and an outside firm has been retained to complete a NI 43-101 resource calculation.

Presently, we are doing flotation test work at SGS Lakefield Research in Ontario and a number of other critical analysis at other speciality labs. Upon completion of this test work, it is our intention to undertake a mini pilot plant test before proceeding to a full blown pilot plant test.

KPMG Corporate Finance LLC has been working with us to secure long term funding for the project and has recently completed the Preliminary Information Memorandum for distribution to prospective partners. There already have been a number of preliminary expressions of interest.

No additional fieldwork has been undertaken on the **Ironwood gold project**. Subsequent to the announcement of the NI 43-101 resource of 243,200 tons grading 17.26 g/t Au (see Globex press release dated March 3, 2008), Queenston Mining and Globex have identified several avenues which can unlock the value of our asset. We are awaiting a response to a proposal which we feel can create immediate value for our shareholders but there can be no assurance that our proposal will be accepted.

dlw 7/23

We have been approached by a number of companies that wish to option properties (Bousquet, Hunters Point etc). Discussions seem to be more drawn out than previously, probably due to current financial conditions which, for the junior mining sector frankly stink. We are hopeful of realizing some of these potential deals with the cash and share payments to Globex as well as work requirements and potential royalties that they entail.

At the same time, we have been acquiring a number of projects including the **Côté copper-nickel** and **Lake Colnet gold and zinc** properties west of Rouyn-Noranda, doubled the size of our Tavernier gold, silver, copper, zinc property east of Val d'Or, acquired the former **Shortt Lake Gold Mine** including a rare earth bearing carbonatite, northeast of Desmaraisville, staked a large package of claims in Barlow township directly north of Cogitore's Scott township zinc discovery and are awaiting decisions in several staking competitions related to gold and lithium properties.

In addition, we have been exploring. We have completed induced polarization and magnetometer surveys on the original east half of our **Tavernier claims** package and have compiled all the historical data. This was backed up by field mapping and surveying of old drill casings. We believe that the geology, mineralization and alteration intercepted in previous shallow drill holes along with new geophysical data that we have generated, indicate that the claims are highly prospective for the discovery of economic gold, silver, copper, and zinc mineralization. Interestingly, our neighbour adjoining to the east, issued a press release to announce the delineation of one prospective geophysical anomaly. The work on the eastern half of our property has outlined over 25 prospective geophysical trends composed of 205 individual induced polarization anomalies. To quote the consulting geophysicist "lots of moose in this moose pasture..... smells like we're gonna bag some meat .....".

On our newly acquired **Côté property**, surface prospecting has located surface mineralization grading up to 1.78% nickel and 0.81% copper in grab samples. Meanwhile, grab samples on our **Lake Colnet property** have returned up to 11 g/t gold. A grid is now being cut over the area of gold mineralization. Prospecting and a preliminary geophysical survey will be undertaken shortly.

An induced polarization survey was completed over our **La Pause township** claims northwest of the large Doyon gold mine. No obvious drill targets were defined. More thought must be given to our exploration approach, in light of the strategic location of the claims and historic basal till gold anomalies in the area.

Initial compilation work and prospecting were completed on our series of claim packages southeast of **Joutel, Quebec**. Additional field work is planned to commence shortly, in order to identify first priority drill targets.

Similarly, field work is proposed to map the geology in areas of priority targets on our **Tonnancour township** land package in anticipation of a drill campaign. Previous geophysical work, trenching and prospecting has identified targets thought to be caused by metallic mineralization, hopefully enriched in gold, silver, copper and zinc.

At Globex's **Hunters Point uranium, gold, rare earth property** in Quebec, historical assays of up to 7% U_3O_8, over 1oz/ton gold and rare earth elements beyond the detection limits of conventional assay methods (>10,000 ppm) have been found in surface sampling. An airborne radiometric survey and prospecting located several areas of interest. On the east side of our large land package surface samples assayed extremely high in rare earths. A small localized follow-up drill program failed to extend the surface showing but much of the mineralized horizon is as yet untested. Our neighbour, Aurizon Mine Ltd., has also identified significant rare earth values on adjoining claims.

At the **Russian Kid Mine** (Rocmec 1), Rocmec Mining Inc. has continued processing development muck (low grade). A small amount of concentrate has been processed by a refinery but Rocmec is still waiting for Xstrata to schedule processing of sulphide concentrate delivered to the smelter. Development muck is not ore and is usually processed first as it is readily available and serves the purpose of providing material for tuning up the new mill.

On the optioned properties front, progress is at best slow. Processor Mining Resources Inc. has failed to achieve listing on a public stock exchange within the required time period which we extended for some months due to the present market conditions. We reluctantly terminated the contract and recovered 100% interest in the **Bateman Bay copper-gold mine** and **Grandroy gold Mine** properties.

Strategic Resource Acquisition has lost its principal asset, the **Mid-Tennessee Zinc Mine** and surrounding properties through a sale under the bankruptcy act in Tennessee. Fortunately, Globex has been able to maintain its royalty interest on the property. If the mine should be reopened, we will be in the position to receive cash payments from the new owners, Nyrstar NV, a major international zinc producer with a nearby zinc smelter. In some ways, this experience has been a vindication of our policy of optioning out properties and letting others take the risk, do the work and put in the intellectual and physical effort. In this case, about $200 million and 2 years of effort were destroyed by the sudden and rapid decline in zinc prices.

First Metals seems to have escaped bankruptcy but is about to suffer massive dilution with its issued and outstanding share, rising from 42.8 million shares to over 325 million shares. Again, Globex's royalty remains in place and we have not suffered the dilution, lost time, effort and investment that First Metals has unfortunately undergone. We have disposed of our First Metal shares at current or slightly above current market prices. When the Fabie Bay and Magusi River polymetallic deposits again achieve production, we can expect renewed royalty payments.

Plato Gold Corp. has completed drill programs on the **Nordeau East, West and Bateman** claims. NI 43-101 reports were written and new resources calculated. Unfortunately, under regulations which I quite frankly do not understand the rational of, Globex is not allowed to directly quote the resource figures published by Plato even though they are available in public documents such as Plato's, Management Discussion and Analysis, Quarterly Report for the three months ended March 31, 2009 as published on May 27, 2009. To say that some regulations are weird is an understatement. Anyone can consult Plato's public documents on www.sedar.com, project no. 01387997, Technical Report (NI 43-101), March 17, 2009 to see the data. Anyone can publish, report or comment on the figures except Globex, their partner. Like I said, weird.

Silver Capital which has an option on our **Suffield Mine** property in Southern Quebec has been stalled on two fronts. First, they have not succeeded in listing the company on a German Stock Exchange. Secondly, they have not been able to access the property of one surface rights owner who objects to the temporary laying of wires for a geophysical survey on his land unless Silver Capital agrees in advance to buy his property at an inflated price if a mine is found. In addition, false reports published by La Presse, the major Quebec, French language newspaper, whipped up anti-mining sentiment among some area residents when it was reported that we intended to open a large open pit mine in their back yard, even though no mine has been outlined. Sadly, this is the state of journalism today. The ability to speak but not the obligation to speak the truth.

On the **Copper-Silica #1 Zone** on the **Lyndhurst property**, drilling and stripping have indicated a mineralized zone with a more complex nature than previously thought. More stripping is planned to expose the structure which may extend further and in a somewhat different trend than originally thought. The work is funded by our 50% partner Agregat.

Gold Bullion Development Corp. has returned the **Jacobie Copper prospect** in British Columbia to Globex without doing work on the property due to limited funds. We immediately contacted a company operating a copper mine to the east, to present the project. We are awaiting their decision which will be made after appropriate due diligence.

Bulls Eye, which has a number of properties under agreement from Globex (**Lamotte, Duvan, Halliwell, BM property**) has not yet listed on a public exchange. In addition, there has been a shakeup in management. Work was undertaken on all the properties (geophysics, diamond drilling, etc.) and we are awaiting reports on this work. All the properties have been maintained with assessment submitted and taxes paid.

As regards **Nova Scotia properties**, we are awaiting news as to the progress of financing of the projects including the **Mooseland Gold property** from Nova Scotia Associates. Considering the current economic climate, we would not be surprised if it takes more than 3 months to raise the $16 million which they are targeting.

Osisko Mining Corporation continues to explore the properties on which Globex retains a royalty, west and northwest of their planned open pit at Malartic, Quebec. Similarly, **Typhoon Exploration Inc.** continues to explore their **Fayolle gold zone** and surrounding claims on which Globex retains a royalty interest.

Globex holds a 1% NSR on the **Standard Gold property** northeast of Amos, Quebec. Arianne Resources holds the property and has just signed an agreement with a private company whereby the private company can earn 100% interest in the property. We are hopeful that work will advance the understanding and size of the historical resource thereby increasing the potential of our royalty.

On the metal front, prices have rebounded from their lows in December of 2008. Some such as copper have done better than others such as zinc. Although the economy seems to be an unfathomable mess, for the short term at least, the worst of metal prices seems to be behind us. This does not mean that it will be easy. Investors are still nervous not only about where the economy is going but also about the macro stability of the economic and political systems of the world. Against that backdrop, more effort is required to make lesser gains. Despite this, we feel that we are making significant progress which over time will be reflected in our share price and many other concrete ways.

I would, on a personal note, like to thank those who have supported us over the years and continue to do so in these trying times. We are working hard to repay you for your faith in us.

Jack Stoch and the team at Globex Mining Enterprises Inc.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com